Via Facsimile and U.S. Mail
Mail Stop 4720

February 23, 2010

Frederick J. Crawford
Executive Vice President and CFO
Lincoln National Corporation
150 N. Radnor Chester Road
Suite A305
Radnor, PA 19087

Re: **Lincoln National Corporation**
Form 10-Q for the Quarter Ended June 30, 2009
Form 10-Q for the Quarter Ended September 30, 2009
File No. 1-06028

Dear Mr. Crawford:

We have reviewed your response filed January 13, 2010 to our comment letter dated December 4, 2009 and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or interim filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-Q for the quarter ended June 30, 2009

Note 5. Investments, page 14

1. Refer to your response to our comment 3. Please disclose the following for each security type:

   - The estimated range and average period until recovery;
   - The estimated range and average holding period to maturity;
   - The current subordination level versus the level when the asset-backed structure was originated;

- Your ability to hold securities for a sufficient period to ensure recovery given that you have cash of $2.5 billion and total liabilities of $97 billion at June 30, 2009, net of separate account liabilities; and
- Contractual and regulatory cash obligations.

Form 10-Q for the quarter ended September 30, 2009

Liquidity and Capital Resources, page 129

2. Refer to your response to prior comment 7. We believe that referencing investors to previously filed disclosures is not sufficient when a covenant triggering event has occurred, such as the net income test. Therefore, please confirm to us that you will provide enhanced disclosures in all future filings, similar to that provided in your Form 10-K for the year ended December 31, 2008 as referenced in your response.

* * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

Please contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant